Exhibit 99.3

MESOBLAST ENTERS INTO US$50M FINANCING WITH NOVAQUEST CAPITAL FOR COMMERCIAL READINESS OF REMESTEMCEL-L

IN THE TREATMENT OF ACUTE GRAFT VERSUS HOST DISEASE

Melbourne, Australia, July 2, 2018; and New York, USA, July 1, 2018: Mesoblast Limited (ASX: MSB; Nasdaq: MESO) today announced a US$50 million financing from NovaQuest Capital Management, L.L.C. (NovaQuest) for the continued development and commercialization of its allogeneic product candidate remestemcel-L (MSC-100-IV) for children with steroid refractory acute Graft versus Host Disease (aGVHD). NovaQuest was formed in 2000 as a strategic investment unit within Quintiles (now IQVIA), the world’s largest clinical research organization, and became an independent firm in 2010.

Mesoblast Chief Executive Dr Silviu Itescu stated: “We are pleased to have NovaQuest’s support for our plans to bring remestemcel-L to market. This transaction is underpinned by the strength of our GVHD Phase 3 clinical trial results. This trial is being managed in partnership with IQVIA, the clinical research organization that provides trial oversight and global development experience.”

NovaQuest partner Matthew Bullard said, “NovaQuest has been providing novel solutions to the biopharmaceutical industry to fund the development and commercialization of strategic assets for two decades that reduce the cost of care, meet unmet medical needs, improve efficacy and improve quality of life of patients.

“Our extensive diligence leveraging our life science expertise and network of industry experts gives us confidence in the ability of Mesoblast to reach FDA approval and launch in the US for the treatment of aGVHD. We believe Mesoblast’s disruptive technology platform has the potential to be transformational in treatment of severe and life-threatening diseases such as aGVHD.”

NovaQuest will provide a non-dilutive US$40 million, eight-year term loan and purchase US$10 million of Mesoblast common shares. The per share equity purchase price will represent a 5% premium to the 10-day volume weighted average price at the time of execution of the equity purchase agreement. Mesoblast will issue the shares and draw the first tranche of the loan in the amount of US$30 million on closing, with an additional US$10 million to be drawn on marketing approval of remestemcel-L by the United States Food and Drug Administration (FDA).

Prior to maturity in July 2026, the loan is only repayable from net sales of remestemcel-L in the treatment of pediatric patients who have failed to respond to steroid treatment for acute GvHD, in the United States and other geographies excluding Asia. Interest on the loan will accrue at a rate of 15% per annum with the interest only period lasting 4 years. Interest payments will be deferred until after the first commercial sale. The financing will be subordinated to the senior creditor, Hercules Capital, Inc..

Mesoblast’s open-label Phase 3 trial enrolled 55 children with steroid-refractory aGVHD (aged between two months and 17 years) in 32 sites across the United States, with 89% of patients suffering from the most severe form, grade C/D aGVHD. The trial was performed under an United States Food and Drug Administration (FDA) Investigational New Drug Application (NCT#02336230). This trial previously met the primary endpoint of Day 28 overall response rate (69% versus 45% historical control rate, p=0.0003). Top line Day 100 results demonstrated 87% survival rate for Day 28 responders to remestemcel-L treatment (33/38), and an overall survival rate of 75% (41/55). The multi-infusion regimen of remestemcel-L was well tolerated.

Based on interactions with the FDA, Mesoblast believes that successful results from the completed Phase 3 trial, together with Day 180 safety, survival and quality of life parameters in these patients, may provide sufficient clinical evidence to file for accelerated approval of remestemcel-L in the United States, where there are currently no approved products for steroid-refractory aGVHD.

Cantor Fitzgerald & Co. acted as exclusive arranger and financial advisor to Mesoblast in this transaction.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a global leader in developing innovative cell-based medicines. Through a proprietary process, Mesoblast selects highly purified mesenchymal lineage precursor and stem cells from the bone marrow of healthy adults, and creates master cell banks which can be industrially expanded to produce thousands of doses from each donor that meet stringent release criteria, have lot to lot consistency, and can be used off the shelf without the need for tissue matching.

The Company has leveraged its proprietary technology platform to establish a broad portfolio of late-stage product candidates. Mesoblast’s allogeneic, ‘off-the-shelf’ cell product candidates are being evaluated in their ability to target advanced stages of diseases with high, unmet medical needs including cardiovascular conditions, orthopedic disorders, immunologic and inflammatory disorders and oncologic/hematologic conditions.

About NovaQuest

NovaQuest Capital Management is a leading investor in life sciences and healthcare through its BioPharma and Private Equity strategies. NovaQuest was formed in 2000 with the vision of building an investment platform to provide strategic capital to life sciences and healthcare companies. Today, NovaQuest Capital Management manages over $1.8 billion through its BioPharma and Private Equity strategies. The investment team consists of highly seasoned operational and investment professionals with significant investment experience and deep life science and healthcare expertise. Furthermore, NovaQuest benefits from an extensive network of industry experts and relationships that assist in identifying, analyzing and growing NovaQuest portfolio companies and investments. For more information, please visit www.novaquest.com.

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward- looking statements include, but are not limited to, statements about: Mesoblast’s ability to meet the necessary conditions and milestones to draw down on the facility; the timing, progress and results of Mesoblast’s clinical studies; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; the commercialization of Mesoblast’s product candidates, if approved; and the pricing and reimbursement of Mesoblast’s product candidates, if approved.You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176

For further information, please contact:

Julie Meldrum

Corporate Communications

Mesoblast

T: +61 3 9639 6036

E: julie.meldrum@mesoblast.com

Schond Greenway

Investor Relations

Mesoblast

T: +1 212 880 2060

E: schond.greenway@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 20 Biopolis Way #05-01 Centros Biopreneur 3 SINGAPORE 138668 T +65 6570 0635 F +65 6570 0176